SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)1


                                 MASTERING, INC.
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                                (Name of issuer)


                   COMMON STOCK, PAR VALUE OF $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   269837 10 0
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                                 (CUSIP number)

                                Thomas R. Graunke
                                 Mastering, Inc.
                          9201 East Mountain View Road
                                    Suite 200
                              Scottsdale, AZ 85258
--------------------------------------------------------------------------------
   (Name, address and telephone number of person authorized to receive notices and communications)


                                  April 7, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



--------
1        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 269837 10 0                   13D                  Page 2  of 5 Pages
-------------------------                                  ---------------------

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1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Thomas R. Graunke
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                 (b) |_|

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3             SEC USE ONLY

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4             SOURCE OF FUNDS

              N/A
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5             CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)|_|

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                                            7       SOLE VOTING POWER
              NUMBER OF
                                                    1,286,250
                SHARES
                                            8       SHARED VOTING POWER
             BENEFICIALLY
                                                    N/A
               OWNED BY
                                            9       SOLE DISPOSITIVE POWER
                 EACH
                                                    1,286,250
              REPORTING
                                           10       SHARED DISPOSITIVE POWER
             PERSON WITH
                                                    N/A
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

              1,286,250
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
              SHARES |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              approximately 9.3%
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     14       TYPE OF REPORTING PERSON

              IN
--------------------------------------------------------------------------------

-------------------------                                  ---------------------
CUSIP No. 269837 10 0                   13D                  Page 3  of 5 Pages
-------------------------                                  ---------------------


Item 1.  Security and Issuer.
         --------------------

                  The title and class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $.001 per share (the "Common Stock"), of MASTERING, INC., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 9201 East Mountain View Road, Suite 200, Scottsdale, Arizona 85258.

Item 2.  Identity and Background.
         ------------------------

                  Terence M. Graunke's business address is Mastering, Inc., 9201 East Mountain View Road, Suite 200, Scottsdale, Arizona 85258. Mr. Graunke is the Executive Vice President of the Company, which is the issuer of securities to which this statement relates. The Company is an educational services company that provides corporate training products and services for information technology professionals.

                  Mr. Graunke has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  Mr. Graunke is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

                  N/A; see Item 4.

Item 4.  Purpose of Transaction.
         -----------------------

                  On April 7, 1998, Mr. Graunke executed an agreement (the "Stockholder Agreement") with PLATINUM technology, inc. ("PLATINUM") pursuant to which Mr. Graunke agreed, among other things, to vote shares of Common Stock he owns (1) in favor of the Agreement and Plan of Merger dated as of February 18, 1998, as amended (the "Merger Agreement") among the Company, PLATINUM and PT Acquisition Corporation I whereby PT Acquisition Corporation I would be merged with and into the Company and the Company would become a wholly owned subsidiary of PLATINUM (the "Merger") and (2) generally against any action which is intended or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement and the Stockholder Agreement. The Merger Agreement and the Stockholder Agreement are exhibits to this Statement and the description contained herein of the terms of the Merger Agreement and the Stockholder Agreement is qualified in its entirety by reference to such exhibits. Except as contemplated by the Merger Agreement, Mr. Graunke does not have any plans or proposals which relate to or would result in any events described in Item 4(a) through (j).

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

                  (a) As of April 7, 1998, Mr. Graunke beneficially owned in the aggregate 1,286,250 shares of the Company's Common Stock. Based upon the number of shares outstanding as of the close of business on April 7, 1998, as reported by the Company to be 13,875,050 such shares constitute approximately 9.3% of the outstanding shares of the Company's Common Stock.

-------------------------                                  ---------------------
CUSIP No. 269837 10 0                   13D                  Page 4  of 5 Pages
-------------------------                                  ---------------------

                  Of the 1,286,250 shares of the Company's Common Stock beneficially owned by Mr. Graunke, 101,250 of such shares represent the right to acquire shares of the Company's Common Stock through the exercise of options which are currently exercisable or will be exercisable within 60 days of April 7, 1998.

                  (b) Mr. Graunke has sole voting and dispositive power with respect to all 1,286,250 shares of the Company's Common Stock beneficially owned by him.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangement, Understanding or
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

                  See Item 4.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------


Exhibit Number           Description
--------------           -----------

      1 Agreement and Plan of Merger dated as of February 18, 1998 among Mastering, Inc., PLATINUM technology, inc. and PT Acquisition Corporation I (incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated February 20, 1998).

      2 First Amendment to Agreement and Plan of Merger dated as of April 7, 1998 among Mastering, Inc., PLATINUM technology, inc. and PT Acquisition Corporation I (incorporated by reference to exhibit 2.2 of PLATINUM's Registration Statement on Form S-4 (file no. 33349875)).

      3                  Form of Stockholder Agreement dated as of April 7, 1998
                         between   PLATINUM   technology,   inc.   and   certain
                         stockholders of the Company.

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CUSIP No. 269837 10 0                   13D                  Page 5  of 5 Pages
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                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      April 17, 1998
                                             --------------------------------
                                                          (Date)



                                                  /s/ Thomas R. Graunke
                                             --------------------------------
                                                       (Signature)



                                                   Thomas R. Graunke
                                             --------------------------------
                                                        (Name)